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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                ----------------

                             PINNACLE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                 Options to Purchase Common Stock, No Par Value
                         (Title of Class of Securities)

                                    723481107
                      (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 Mark L. Sanders
                           280 North Bernardo Avenue
                        Mountain View, California 94043
                                 (650) 237-1600
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                             Chris F. Fennell, Esq.
                           Christian E. Montegut, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
================================================================================
           Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
 $38,426,012.90....................................        $7,685.21**
================================================================================

  * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,037,152 shares of common stock of Pinnacle Systems, Inc. will be exchanged and/or cancelled pursuant to this offer, 10,474,177 shares of which have an aggregate value of $36,455,600.90 as of November 15, 2001 and 562,975 shares of which have an aggregate value of $1,970,412 as of December 6, 2001. The 562,975 shares represent shares underlying options granted after the initial filing of the Schedule TO on November 16, 2001 and which are eligible for exchange pursuant to the Offer to Exchange. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 ** $7,291.13 previously paid on November 16, 2001 in connection with the filing of Schedule TO (File No. 5-44097).

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: N/A
            Form or Registration No.: N/A
                      Filing Party: N/A
                          Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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Introductory Statement
----------------------

     This Amendment No.2 amends and supplements the Tender Offer Statement on Schedule TO filed by Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Company") with the Securities and Exchange Commission on November 16, 2001, as amended on December 4, 2001, (the "Schedule TO"), relating to Pinnacle's offer to exchange certain outstanding eligible stock options to purchase shares of our common stock, upon the terms and subject to the conditions described in the (i) Offer to Exchange, (ii) the Election Form, (ii) the Memorandum from President and Chief Executive Officer to Employees and (iv) the Notice to Withdraw from the Offer (which together constitute the "Offer").

     The Schedule TO is hereby amended and restated to include the following revisions: (A) the Fee Table is amended to include the (i) updated Transaction Valuation, (ii) updated Filing Fee and (iii) updated number of outstanding options to purchase common stock eligible for exchange in the Offer, all as of December 6, 2001; (B) Item 2 (Subject Company Information) is amended to include
(i) the updated aggregate number of outstanding options to purchase common stock under the 1996 Stock Option Plan and the 1996 Supplemental Stock Option Plan,
(ii) the updated percentage of outstanding options to purchase common stock held by current employees eligible to participate in the Offer, both as of December 6, 2001 and (iii) to indicate that employees are eligible to participate in the offer only if they were employed by Pinnacle on or prior to the date of the offer commenced, November 16, 2001; (C) Item 12 (Exhibits) is amended to include Exhibit (a)(6) and Exhibit (a)(7); (D) the Exhibit Index is amended to include Exhibits (a)(6) and (a)(7); and (E) the Exhibit Index is amended to indicate that (i) the Exhibit previously attached to the Schedule TO as Exhibit (a)(10) (Email from Pinnacle Systems, Inc. to Employees dated November 16, 2001 summarizing the terms of the Offer to Exchange) is properly filed as Exhibit
(a)(6), (ii) the Exhibit previously attached to the Schedule TO as Exhibit
(a)(11) (Form of E-mail Letter from Arthur D. Chadwick, Vice-President, Finance and Administration, Chief Financial Officer and Secretary, Pinnacle Systems, Inc., to Certain Employees, as sent on December 3, 2001 at approximately 4:30 p.m. Pacific Standard Time) is properly filed as Exhibit (a)(7), (iii) the Exhibit previously incorporated by reference to the Schedule TO as Exhibit
(a)(6) (Pinnacle Systems, Inc. 1996 Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc. Registration Statement on Form S-8 (No. 333-51110) is properly filed as Exhibit (d)(1), (iv) the Exhibit previously incorporated by reference to the Schedule TO as Exhibit
(a)(7) (Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110) is properly filed as Exhibit (d)(2), (v) the Exhibit previously attached to the Schedule TO as Exhibit (a)(8) (Pinnacle Systems, Inc. 1996 Stock Plan Prospectus) is properly filed as Exhibit (d)(3) and (vi) the Exhibit previously attached to the Schedule TO as Exhibit (a)(9) (Pinnacle Systems, Inc. 1996 Supplemental Stock Plan Prospectus) is properly filed as Exhibit (d)(4).

     The Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1), is hereby amended and restated to include the following revisions: (A) each of the first page of the Offer to Exchange and the first page of the Summary Term Sheet of the Offer to Exchange is amended to indicate that employees are eligible to participate in the offer only if they were employed by Pinnacle on or prior to the date of the offer commenced, November 16, 2001; (B) the Introduction to the Offer to Exchange is amended to include the (i) updated aggregate number of shares underlying options issued and outstanding under the 1996 Plan and the 1996 Supplemental Plan, (ii) updated aggregate number of shares underlying options issued and outstanding outside of the 1996 Plan and the 1996 Supplemental Plan, (iii) updated aggregate number of outstanding options to purchase common stock eligible for exchange in the Offer (iv) updated percentage of outstanding options to purchase common stock held by current employees eligible to participate in the Offer and (v) updated total number of shares underlying options issued and outstanding, all as of December 6, 2001; (C)
Section 7 of the Offer to Exchange is amended to clarify the meaning of the contemplated benefits of the Offer to Pinnacle; (D) Section 7 of the Offer to Exchange is amended to delete the condition under bullet point six relating to the tendering by officers or directors of any of their options pursuant to the Offer; (E) Section 9 of the Offer to Exchange is amended to include the (i) updated aggregate number of outstanding options to purchase common stock eligible for exchange in the Offer and (ii) updated percentage of outstanding options to purchase common stock held by current employees eligible to participate in the Offer, both as of December 6, 2001 and

(F) Exhibit B-1 to the Offer to Exchange is amended to include the book value per share of Pinnacle's common stock as of each of (i) the quarter ended September 30, 2000, (ii) the quarter ended September 30, 2001, (iii) the year ended June 30, 1999, (iv) the year ended June 30, 2000 and (v) the year ended June 30, 2001.

     The Notice to Withdraw From the Offer, attached to the Schedule TO as Exhibit (a)(4), is hereby amended and restated to delete any references to a requirement that optionees affirmatively acknowledge having read and understood the various provisions of the Offer. With respect to any forms of Notice to Withdraw From the Offer that have been, or will be, executed and returned by optionees for participation in the Offer, we agree not to enforce the previous requirement that optionees affirmatively acknowledge having read and understood the various provisions of the Offer.

Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated November 16, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Company"). The address of its principal executive offices is 280 North Bernardo Avenue, Mountain View, California 94043. The telephone number at that address is (650) 526-1600.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange the options outstanding under the Company's 1996 Stock Option Plan and the Company's 1996 Supplemental Stock Option Plan (collectively, the "Plans") to purchase shares of the Company's Common Stock, no par value (the "Option Shares"), for new options that will be granted under the same Pinnacle Stock Option Plan under which your tendered options were granted (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange and the related Memorandum from Mark L. Sanders to Employees attached hereto as Exhibit (a)(3) (together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"). If you are not an employee of Pinnacle or one of its subsidiaries who lives or works in the United States, France, Germany, Japan or the United Kingdom who was employed by Pinnacle on or before the date the offer commenced, November 16, 2001, you will not be eligible to accept the Offer. If you are a director or an officer, within the meaning of Section 16(b) of the Securities Act of 1933, as amended, (the "Securities Act"), of Pinnacle, you will also not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference. As of December 6, 2001, the total number of shares of common stock underlying outstanding options issued under the Plans was 13,587,452, approximately 81% of which are held by current employees eligible to participate in the Offer.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The filing person is the issuer. A list of Pinnacle's officers and directors is incorporated herein by reference to Schedule A-1 to the Offer to Exchange. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"),
Section 6 ("Acceptance of options for exchange and issuance of new options"),
Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in France"), Section 16C ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in Japan"), Section 18 ("Material Tax Consequences for Employees Who are Tax Residents in the United Kingdom") and
Section 19 ("Extension of offer; termination; amendment") are incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 20 ("Fees and expenses") is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth on pages F-1 through F-27 of Pinnacle's Annual Report on Form 10-K for its fiscal year ended June 30, 2001 and on pages 2 through 11 of Pinnacle's Quarterly Report on Form 10-Q for the first quarter of Fiscal 2002 ended September 30, 2001, which contain Pinnacle's financial statements, are incorporated herein by reference. The summary financial statements of Pinnacle set forth on Schedule B-1 to the Offer to Exchange are incorporated herein by reference.

     (b) Not applicable.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12.  Exhibits

     (a) (1) Offer to Exchange Certain Outstanding Options for New Options dated November 16, 2001.

         (2) Election Form.*

         (3) Memorandum from President and Chief Executive Officer to Employees dated November 16, 2001.*

         (4) Notice to Withdraw from the Offer.

         (5) Form of Promise to Grant Stock Option(s).*

         (6) Email from Pinnacle Systems, Inc. to Employees dated November 16, 2001 summarizing the terms of the Offer to Exchange.*

         (7) Form of Email Letter from Arthur D. Chadwick, Vice-President, Finance and Administration, Chief Financial Officer and Secretary, Pinnacle Systems, Inc., to Certain Employees, as sent on December 3, 2001 at approximately 4:30 p.m. Pacific Standard Time.*

     (b) Not applicable.

     (d) (1) Pinnacle Systems, Inc. 1996 Stock Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110), and incorporated herein by reference.*

         (2) Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.3 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110), and incorporated herein by reference.*

         (3) Pinnacle Systems, Inc.1996 Stock Option Plan Prospectus*

         (4) Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan Prospectus.*

     (g) Not applicable.

     (h) Not applicable.
__________
* Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                      PINNACLE SYSTEMS, INC.

                                      By:  /s/ Arthur D. Chadwick
                                           -------------------------------------
                                           Arthur D. Chadwick
                                           Chief Financial Officer

Date: December 6, 2001

                                INDEX TO EXHIBITS

  Exhibit
  Number     Description
  ------     -----------

   (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated November 16, 2001.

   (a)(2)    Election Form.*

   (a)(3) Memorandum from President and Chief Executive Officer to Employees dated November 16, 2001.*

   (a)(4)    Notice to Withdraw from the Offer.

   (a)(5)    Form of Promise to Grant Stock Option(s).*

   (a)(6) Email from Pinnacle Systems, Inc. to Employees dated November 16, 2001 summarizing the terms of the Offer to Exchange.*

   (a)(7) Form of E-mail Letter from Arthur D. Chadwick, Vice-President, Finance and Administration, Chief Financial Officer and Secretary, Pinnacle Systems, Inc., to Certain Employees, as sent on December 3, 2001 at approximately 4:30 p.m. Pacific Standard Time.*

   (d)(1) Pinnacle Systems, Inc. 1996 Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.2 to Pinnacle Systems, Inc. Registration Statement on Form S-8 (No. 333-51110), incorporated herein by reference.*

   (d)(2) Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan, as amended, and form of agreement thereunder filed as Exhibit 4.3 to Pinnacle Systems, Inc.'s Registration Statement on Form S-8 (No. 333-51110), incorporated herein by reference.*

   (d)(3)    Pinnacle Systems, Inc. 1996 Stock Option Plan Prospectus.*

   (d)(4)    Pinnacle Systems, Inc. 1996 Supplemental Stock Option Plan
             Prospectus.*
__________
*  Previously filed.